FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For June 6, 2007

Commission File Number 0- 50822

NORTHWESTERN MINERAL VENTURES INC.

(Translation of Registrant’s name into English)

36 Toronto Street, Suite 1000, Toronto, Ontario M5C 2C5 Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐          No ☒

This Form 6-K consists of:

“Northwestern Mineral Ventures Inc. (TSX-V: NWT; OTCBB: NWTMF) is pleased to announce the appointment of John P. Lynch to its Board of Directors, subject to TSX Venture Exchange approval.

A successful businessman, Mr. Lynch has extensive expertise in corporate management and administration as well as experience in corporate governance. He has been a member of both private and publicly traded organizations, and has worked with several public companies in the resource sector in recent years. Currently president of a private company in Toronto, he is a former defensive back with the Canadian Football League’s Ottawa Rough Riders.

“We are extremely pleased and privileged to welcome Mr. Lynch to our Board,” said Marek J. Kreczmer, President and CEO of Northwestern. “His experience in management and in the public company environment will be of great importance to Northwestern going forward.”

“I’m very pleased to be joining Northwestern’s Board,” said Mr. Lynch. “I look forward to supporting the company and its management team as we continue to advance our highly prospective uranium properties in Niger and Canada, and evaluate potential property acquisitions.”

Mr. Lynch has been granted 100,000 stock options, each such option entitling the holder thereof to acquire one common share of the Company at an exercise price of C$0.72. The options will vest in stages over five years and expire on June 1, 2012.”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Northwestern Mineral Ventures Inc.
By:	/s/ Marek Kreczmer

Marek Kreczmer President and CEO

Date: June 6, 2007